UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

On August 31, 2022, Vision Marine Technologies Inc. (the “Company”) commenced its Annual General and Special Meeting of Shareholders (the “Meeting”), as previously scheduled, and adjourned the Meeting until Wednesday, September 14, 2022 at 11:00 a.m., Eastern Time, due to a lack of quorum. The Meeting was adjourned to allow the Company’s shareholders additional time to vote on the proposals described in the Company’s management information circular for the Meeting.

The reconvened Meeting will be held virtually at the following link: https://www.virtualmeetingportal.com/visionmarinetechnologies/2022. Shareholders who have already voted do not need to recast their votes. Proxies previously submitted in respect of the Meeting will be voted at the adjourned Meeting unless properly revoked. During the period of the adjournment, the Company will continue to solicit votes from its shareholders with respect to the proposals for the Meeting.

Previously, the voting cut-off date for holders of the Company’s common shares was August 30, 2022 at 11:59 p.m., Eastern Time. Due to the adjournment of the Meeting, the voting cut off time for shareholders has now been extended to Tuesday, September 13, 2022 at 11:59 p.m., Eastern Time.

The Company encourages all shareholders of record as of July 29, 2022 who have not yet voted, to do so by Tuesday, September 13, 2022 at 11:59 p.m., Eastern Time. Notwithstanding the foregoing, any votes properly received before the close of the adjourned Meeting on September 14, 2022, will be accepted.

The Company previously furnished a management information circular to the United States Securities and Exchange Commission (the “SEC”) on August 10, 2022. BEFORE MAKING ANY VOTING DECISIONS, SECURITY HOLDERS ARE URGED TO READ THE MANAGEMENT INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE ADJOURNED MEETING. The management information circular has been mailed to shareholders who are entitled to vote at the Meeting. No changes have been made in the proposals to be voted on by shareholders at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: August 31, 2022	By:	/s/ Kulwant Sandher
	Name:	Kulwant Sandher
	Title:	Chief Financial Officer